

VIA FACSIMILE AND U.S. MAIL

August 21, 2007

Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056

> **RE: WCA Waste Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 0-50808**

Dear Mr. Casalinova:

    We have reviewed your letter dated July 27, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37

1. We have read your response to comment one from our letter dated July 13, 2007. We have the following comments:

    - You indicated that you believe acquisitions accounted for $22.1 million, volume growth contributed to $7.5 million, prices increases contributed $2.8 million and fuel surcharges added $3.0 million. However, you have not shown how these factors are allocated between each geographical segment. Instead your discussion only suggests that the largest acquisition was in Region III and the majority of the growth in Region II can be attributable to volume increases. The reasons for the increase in Region I, IV and Other is still not clear. Please discuss the business reasons for changes between periods in the "revenues" and "operating income (loss)" of each geographical segment, including the other and corporate categories. A clearer presentation would be to discuss the changes in each geographical segment separately from the consolidated results in its own separate section within MD&A. Please also attempt to quantify the impact of each factor contributing to the changes in each geographical segment.

- In your discussion of depreciation and amortization, you indicate that the increases can be attributed to acquisitions, capital expenditures and increase amortization corresponding with increased landfill volume usage. Please attempt to quantify the impact of each factor that contributed to the increases in depreciation and amortization. Please also include a discussion by geographical segment. You should also consider discussing landfill volume usage by geographical segment, if practical.

- You also indicate that the increase in general and administrative expense is primarily attributable to increases in payroll related costs, insurance costs and the write-off of acquisition costs as well as costs associated with operating your airplane, partially offset by a reduction in legal expenses. Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in general and administrative expense.

Your discussions should provide sufficient information to understand your historical trends and expectations by segment, including the other and corporate categories. Please show us what your revised disclosure for the year ended December 31, 2006 compared to year ended December 31, 2005 will look like, which will still appear in your 2007 10-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief